InnerWorkings, Inc.

600 West Chicago Avenue, Suite 850

Chicago, Illinois 60654

November 7, 2012

BY EDGAR

Ms. Linda Cvrkel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	InnerWorkings, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 7, 2012

Form 10-Q for the quarter ended June 30, 2012

Filed August 9, 2012

File No. 000-52170

Dear Ms. Cvrkel:

Set forth below are the responses of InnerWorkings, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated October 26, 2012, relating to the Company’s Form 10-K for the year ended December 31, 2011, filed with the Commission on March 7, 2012, and Form 10-Q for the quarter ended June 30, 2012, filed with the Commission on August 9, 2012. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Annual Report on Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies, page 18

Comment No. 1

We note that your critical accounting policies disclosure is substantially identical to your accounting policies disclosures provided in Note 2 to the financial statements. The critical accounting policies disclosure in MD&A should supplement, not duplicate, the description of accounting policies disclosed in the notes. In this regard, please ensure that your critical accounting estimates disclosure – (i) provides greater insight into the quality and variability of information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company arrived at material estimates including how the estimates or assumptions have changed in the past and are reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and revise accordingly.

Ms. Linda Cvrkel November 7, 2012 Page 2

Response:

In response to the Staff’s comment, our critical accounting policies MD&A disclosures in our Form 10-K for the year ending December 31, 2012 will include greater insight into the quality of the information in the consolidated financial statements and include more analysis on material estimates made in the preparation of the financial statements. These additional disclosures will include discussion around significant estimates made in the preparation of our financial statements in the areas of 1) contingent consideration valuation assessment related to business acquisitions, 2) allowance for doubtful accounts methodology and 3) intangible asset valuation methodology related to business acquisitions. We will discuss why each of these estimates bears the risk of change, how the estimates could change in the future and analyze the specific sensitivity to change of the critical accounting estimates or assumptions. This disclosure is proposed as follows:

“Contingent Purchase Consideration

In connection with certain of the Company’s business acquisitions accounted for under ASC 805, contingent purchase consideration is payable in cash or stock upon the achievement of certain performance measures over future periods. For these acquisitions, the Company has estimated and recorded the fair value of the purchase consideration obligation; whereby fair value is determined based on the present value of the potential contingent purchase price.  The Company has recorded $86,566,772 and $x in contingent purchase consideration obligation at December 31, 2011 and 2012, respectively.  Changes in estimated fair value of the contingent purchase consideration obligation are recorded in the Company’s results from operations. Adjustments to the estimated fair value of the contingent purchase consideration are based on estimates of probability of achievement of earnings targets based on actual results and forecasts of the earnings of the companies acquired. These forecast estimates can change based on macroeconomic conditions as well as the overall success of the business in retaining existing business and gaining new business.

Ms. Linda Cvrkel November 7, 2012 Page 3

Allowance for Doubtful Accounts

The carrying amount of accounts receivable is reduced by an allowance that reflects management’s best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.   These estimates of balances that will not be collected are based on historical write offs and recoveries of accounts receivables. The estimates of recovery can change based on actual experience and therefore can affect the level of reserves we place on existing accounts receivables. Fully reserved receivables are reviewed on a monthly basis and uncollectible accounts are written off when all reasonable collection efforts have been exhausted.  At December 31, 2012, the gross accounts receivable balance includes approximately x% of customer balances that are in excess of one year.  We believe our reserve level is appropriate considering the quality of the portfolio as of December 31, 2012. While credit losses have historically been within expectations and the provisions established, we cannot guarantee that our credit loss experience will continue to be consistent with historical experience.

Intangible Assets

Intangible assets other than goodwill acquired in business acquisitions are recorded at fair value. We review each business acquisition to identify intangible assets other than goodwill acquired, which include customer lists, non-competition agreements, patents, trade names and trademarks.  Our significant acquired intangible asset subject to estimation of fair value primarily includes acquired customer lists. For customer list assets, the nature of the customer relationships makes an estimation of the reproduction or replacement costs highly subjective.  As there is a specific earnings stream that can be associated exclusively with the customer relationships, we believe that the discounted cash flow method is the most appropriate valuation methodology to determine the fair value of the customer relationships.”

Quantitative and Qualitative Disclosures about Market Risk, page 27

Foreign Currency Risk, page 27

Comment No. 2

Given that international operations have represented an increasing portion of your business in recent years, we believe your market risk disclosures should be enhanced to provide a more robust discussion of the effects of foreign currency risk on your results of operations and financial condition. In this regard, we further note from page 25 that $7.5 million, or more than half of your cash and cash equivalents at December 31, 2011, was held in your foreign subsidiaries. Please revise to expand your discussion of foreign currency risk to comply with one of the disclosure alternatives in Regulation S-K, Item 305(a).

Ms. Linda Cvrkel November 7, 2012 Page 4

Response:

In response to the Staff’s comment, we will enhance our disclosure regarding foreign currency risk in our Form 10-Q for the period ended September 30, 2012. The enhanced disclosure is proposed as follows:

“We transact business in various foreign currencies other than the U.S. dollar, principally the Euro, British pound sterling, Peruvian Nuevo Sol, Colombian peso, and Chilean peso, which exposes us to foreign currency risk. For the nine months ended September 30, 2012, we derived approximately 18.5% of our revenue from international customers, and we expect the percentage of revenue derived from outside the United States to increase in future periods as we continue to expand globally. Revenue and related expenses generated from our international operations are denominated in the functional currencies of the corresponding country. The functional currency of our subsidiaries that either operate or support these markets is generally the same as the corresponding local currency. The results of operations of, and certain of our intercompany balances associated with, our international operations are exposed to foreign exchange rate fluctuations. Changes in exchange rates could negatively affect our revenue and other operating results as expressed in U.S. dollars. We may record significant gains or losses on the re measurement of intercompany balances. Foreign exchange gains and losses recorded to date have been immaterial to our financial results. At this time we do not, but in the future we may enter into derivatives or other financial instruments in an attempt to hedge our foreign currency exchange risk. It is difficult to predict the impact hedging activities would have on our results of operations.”

Financial Statements, page 28

Notes to Consolidated Financial Statements, page 36

2. Summary of Significant Accounting Policies, page 36

Revenue Recognition, page 36

Comment No. 3

We note from your disclosure that you recognize revenue when title transfers. Please tell us and revise to disclose how your policy complies with the guidance within SAB Topic 13.A.1 for determining revenue recognition. Your response and revised disclosure should discuss in detail how each criterion (i.e. persuasive evidence of an arrangement, fixed and determinable, collectability and delivery) is met when revenue is recognized.

Ms. Linda Cvrkel November 7, 2012 Page 5

Response:

We recognize revenue when title and risk of loss transfers to our customer, which occurs when the product is shipped to the customer (either FOB shipping point or destination), and all other revenue recognition criteria is met. The criteria in SAB Topic 13. A.1 are typically met as follows: 1) “Delivery” is deemed to have occurred at the time of shipment because the customer has taken title, assumed the risks and rewards of ownership, and our arrangements do not contain customer specific performance criteria, 2) collectability is reasonably assured via our credit and collections process, 3) persuasive evidence exists of an arrangement via our signed contracts with enterprise customers and/or written purchase orders from transactional customers and 4) a fixed price is evident via our written binding contractual arrangements with customers and our practice of not providing concessions. We will add the following disclosure to our Form 10-K for the year ending December 31, 2012:

“We recognize revenue upon meeting all of the following revenue recognition criteria, which is typically met upon shipment or delivery of our products to customers: (i) persuasive evidence of an arrangement exists through our customer contracts, (ii) the customer takes title and assumes the risks and rewards of ownership which occurs at shipment, (iii) the sales price charged is fixed or determinable as evidenced by customer contracts, and (iv) collectability is reasonably assured.”

Comment No. 4

We note from the business section of the document you recognize revenues from both products and services provided as part of the print procurement process and that you offer a variety of services to your customers (e.g. print, fulfillment, logistical, etc...). In this regard, please tell us and disclose the nature of each material revenue stream, including the product or service included in your offering, whether such deliverables are sold together or separately, and the accounting treatment for revenue recognition. As part of your response, please describe whether your revenue arrangements include multiple deliverable arrangements and if so, how revenues for such arrangements are recognized citing the relevant technical guidance used in determining your accounting treatment.

Ms. Linda Cvrkel November 7, 2012 Page 6

Response:

As we disclose in our SEC filings, we offer our customers services in addition to procurement of printed materials. There are instances where the Company separately sells on a standalone basis creative services, database management or warehouse/fulfillment services to customers. In addition to the standalone sale of services described above, we also provide our services to customers through long term (generally three to five-year contracts with a termination right upon advance notice ranging from 90 days to one year) arrangements, which we refer to as our enterprise customers. Revenue arrangements with our customers may contain multiple deliverables including various services in addition to the procurement of printed material, and therefore are within the scope of ASC 605-25. We have assessed these contracts in accordance with ASC 605-25 to determine if the various deliverables, qualify as a separate unit of accounting. ASC 605-25 establishes the following two criteria, both of which must be met, in order for a deliverable to qualify as a separate unit of accounting:

•	The delivered item(s) has value to the customer on a standalone basis.
•	If a general right of return exists relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

We determined that services provided prior to the delivery of the printed materials have value to our customers on a standalone basis. While we do not provide our customers any general rights of return, upon delivery of a printed product, our customers generally have the right to confirm the product and services conform to the specifications in its agreement. Furthermore, any portion of the arrangement consideration associated with the service deliverables is collectible contingent upon the delivery of the printed product. As such, we determined that a separate unit of accounting does exist for the service deliverables; however, we recognize service revenue when delivery and customer acceptance occurs, and all other revenue recognition criteria have been met as further discussed in our response to Comment No. 3.

Comment No. 5

Furthermore, please separately state revenues and costs of sales for products and services on the face of the income statement in accordance with Rule 5-03(b)(1) of Regulation S-X or explain why you believe you are not required to do so.

Response:

We currently disclose one class of revenue on the face of our consolidated statement of income. Revenue and cost of sales related to services (either on a standalone basis or included as a deliverable in our enterprise contracts) is approximately $7 million for the year ended December 31, 2011 and is not material for a separate line item in accordance with Rule 5-03(b)(1) of Regulation S-X. Although we promote these additional services in our customer marketing materials and on our website, these services are ancillary to our core business of providing solutions for our customers in the form of printed materials. We will monitor these activities in the future and will continue to assess materiality for additional disclosure in future SEC filings.

Ms. Linda Cvrkel November 7, 2012 Page 7

Comment No. 6

We refer to your disclosure that you report revenue on a gross basis of accounting under ASC 605-45-45. Please provide us with your detailed analysis of how management evaluated each of the criteria for determining gross versus net revenue reporting under ASC 605-45-45. Your response should cite specific examples and discuss the positive and negative evidence considered by management in supporting its conclusion. We note from page 36 that products are sometimes shipped directly from your suppliers to your customers. As part of your response, please tell us how this was considered in your analysis as this is an indicator that the supplier is primary obligor. We may have further comment upon receipt of your response.

Response:

We recognize revenue on a gross basis upon delivery to the customer within contract terms in accordance with ASC 605-45-45, including transactions where we have arranged for products to be shipped directly from our suppliers to our customers. These arrangements allow us to deliver product to our customers without requiring us to physically hold the inventory at our warehouses, thereby increasing efficiency and reducing costs. In making this decision, we considered various factors and indicators set forth in the guidance provided with the following key indicators supporting a gross revenue reporting treatment:

a)	The Company is the Primary Obligor in the Arrangement

We are directly responsible to the customer for providing the product or service desired by the customer including order fulfillment and incur the risks and rewards as principal in the transaction. Once a customer orders a product, we determine at our discretion the best supplier to fulfill the customer order and contract with the supplier directly. Suppliers do not attend our sales presentations to clients and potential clients, nor do suppliers participate in our general marketing activities. Accordingly, fulfillment obligations are our sole responsibility legally and from our customers’ perspective. Our customers and suppliers do not have interaction with each other during the course of a transaction.  Upon fulfillment by the supplier, we are responsible for paying the supplier, which is independent of our receipt of payment from our customer. In addition, our contract sales terms further support a gross revenue reporting treatment as they are solely between us and our customer, binding us as the primary obligor in the arrangement. Furthermore, our customer contracts do not specify a print manufacturer to be used.

b)	The Company has General Inventory Risk

We have general inventory risk in our transactions because we are responsible for products which do not meet customer specifications or quality standards. We do not have rights to return unsold products to our suppliers, and we do not receive inventory price protection from our suppliers.

Ms. Linda Cvrkel November 7, 2012 Page 8

c)	The Company has Latitude in Establishing Price

We have latitude in establishing the sales price directly with the customer based on several economic factors. The supplier does not set the contractual terms with our customers.

d)	The Company has Discretion in Supplier Selection

We have printer vendors for a product and we have discretion over which printer we select, which is typically based on a number of factors including price, service quality, production equipment, capacity and location.

e)	The Company has Credit Risk

We assume 100% of all customer credit risk and must pay the amount owed to the supplier regardless of whether the product is accepted by our customer or our sales price is fully collected from our customer.

f)	The Company is Involved in the Determination of Product Specifications

Our print production managers work closely with our customers to determine their required product specifications. We then select, at our discretion, from our supplier network a printer that will allow us to achieve the best economic value and service that meet the customer’s needs.

Comment No. 7

Assuming a satisfactory response, with a view toward expanded disclosure please revise to discuss the specific evidence management considered in concluding that it had met the criteria for gross revenue reporting.

Response:

In response to the Staff’s comment, we will enhance our disclosure regarding the evidence management considered in concluding that the criteria for gross revenue reporting has been met in our Form 10-K for the year ending December 31, 2012. The enhanced disclosure is proposed to be as follows:

Ms. Linda Cvrkel November 7, 2012 Page 9

“In accordance with ASC 605-45 Revenue Recognition – Principal Agent Considerations, we account for all of our revenue on a gross basis because (1) we are the primary obligor in the arrangement, (2) we have general inventory risk before the customer order is placed and upon customer return, (3) we have latitude in establishing price, (4) we have discretion in supplier selection from our existing network, and (5) we have credit risk with customer payments. Accordingly, all revenue billed to customers which meets these criteria is classified as revenue and all corresponding supplier payments are classified as cost of goods sold.”

11. Stock-Based Compensation Plans, page 49

Comment No. 8

Please revise your footnote to disclose the weighted-average grant-date fair value of equity options or other equity instruments granted during the year pursuant to ASC Topic 718-10-50-2d.

Response:

In response to the Staff’s comment, we will enhance our disclosure to include the weighted average grant-date fair value of equity options in our Form 10-K for the year ending December 31, 2012.

Comment No. 9

Please expand your disclosure to include a description of the methods used to estimate the expected term of the share options and similar instruments, and expected volatility. Refer to ASC 718-10-50-2f-2.

Response:

In response to the Staff’s comment, we will enhance our disclosure to include the methods used to estimate the expected term and expected volatility of equity options in our Form 10-K for the year ending December 31, 2012. The enhanced disclosure is proposed as follows:

“Expected term is estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The Company believes that its historical experience provides the best estimate of future expected life. The expected volatility assumption is based on the historical volatility of the Company’s common stock over a period commensurate with the expected term.”

Ms. Linda Cvrkel November 7, 2012 Page 10

Quarterly Report on Form 10-Q for the quarter ended June 30, 2012

Notes to Condensed Consolidated Financial Statements (Unaudited), page 6

8. Commitments and Contingencies, page 14

Comment No. 10

We refer to your disclosure of the e-Lynxx litigation filed in 2010. You disclose that an unfavorable outcome is reasonably possible. In this regard, you are required to disclose the nature and amount of any reasonably possible losses in accordance with ASC 450-20-50. You may comply with these disclosure requirements as follows:

o	disclose the amount or range of reasonably possible losses;

o	disclose that any such amount in addition to that accrued is not material to the financial statements (disclosure that it would not be material to balance sheet but may be to the income statement is not acceptable); or

o	disclose that the amount cannot be estimated.

Response:

In response to the Staff’s comment, in our Form 10-Q for the period ended September 30, 2012, we propose to disclose the following: “the loss that is reasonably possible cannot be estimated”.

This matter is continuously being evaluated. At the time we filed our annual report on Form 10-K for the year ended December 31, 2011, we did not consider a reasonably possible loss to be material due to the early stage of the proceeding, the uncertainty of the legal matters presented, and the significant facts in dispute. As such, no disclosure of this contingency was appropriate.

*                *                *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Linda Cvrkel November 7, 2012 Page 11

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (312) 784-2603.

Respectfully submitted,

/s/ Joseph M. Busky

Chief Financial Officer

cc:	Eric D. Belcher

Ronald Provenzano